MEMORANDUM OF AGREEMENT Dated: 16th July 2002	Norwegian Shipbrokers' Association's Memo randum of Agreement for sale and purchase of ships. Adopted by The Baltic and International Maritime Council (BIMCO) in 1956. Code name
SALEFORM 1993 Revised in 1966, 1983 and 1986/87.

MC SHRIKE SHIPPING LIMITED of 4 George Street, Nassau, Bahamas
hereinafter called the Sellers, have agreed to sell, and
CENTURION TRANSPORT LIMITED, of 80 Broad Street, Monrovia, Liberia
hereinafter called the Buyers, have agreed to buy

Name: LPG COTSWOLD

Classification Society/Class: NK

Built: 1989	By: KURINOURA YAWATAHAMA
Flag: Bahamas	Place of Registration: Nassau
Call Sign: C6QF3	Grt / Nrt: 3368/1011

~~Register~~ IMO Number: 8817992

hereinafter called the Vessel, on the following terms and conditions:

Definitions

"Banking days" are days on which banks are open both in the country of the currency stipulated for the Purchase Price in Clause 1 and in the place of closing stipulated in Clause 8.

"In writing" or "written" means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, telex, telefax or other modern form of written communication.

"Classification Society" or "Class" means the Society referred to in line 4.

1. Purchase Price

USD 3,400,000 (United States Dollars three million four hundred thousand)

2. Deposit

As security for the correct fulfilment of this Agreement the Buyers shall pay a deposit of 10% (ten per cent) of the Purchase Price within 3 (three) banking days from the date that a faxed copy of this Agreement has been signed by MC SHRIKE SHIPPING LIMITED and CENTURION TRANSPORT LIMITED. This deposit shall be placed with Fortis Bank (Netherlands) NV, Amsterdam / Swift Address MEES NL 2A / Correspondent: Chase Manhattan Bank New York, SWIFT CHASUS 33 / Joint Account MC Shrike Shipping Limited / Centurion Transport Limited n° 256623791

and held by them in a joint interest-bearing account for the Sellers and the Buyers, to be released in accordance with joint written instructions of the Sellers and the Buyers. Interest, ~~if any~~, to be credited to the Buyers. Any fee charged for holding the said deposit shall be borne equally by the Sellers and the Buyers, but all other banking fees or charges shall be borne by the party who incurred same.

3. Payment

The 10% deposit shall be released and the 90% of the said Purchase Price shall be paid in full free of bank charges to Fortis Bank (Netherlands) NV, Amsterdam / Swift Address MEES NL 2A / Correspondent: Chase Manhattan Bank New York, SWIFT CHASUS 33 / MC Shipping-b Account n° 25 51 19 062
on delivery of the Vessel, but not later than 3 banking days after the Vessel is in every respect physically ready for delivery in accordance with the terms and conditions of this Agreement and Notice of Readiness has been given in accordance with Clause 5.

4. Inspections

a) * The Buyers have inspected and accepted the Vessel's classification records. The Buyers have also inspected the Vessel ~~at~~/in Belfast on 4th April 2002 and have accepted the Vessel following this inspection and the sale is outright and definite, subject only to the terms and conditions of this Agreement.

~~b) * The Buyers shall have the right to inspect the Vessel's classification records and declare whether same are accepted or not within  The Sellers shall provide for inspection of the Vessel at/in  The Buyers shall undertake the inspection without undue delay to the Vessel. Should the Buyers cause undue delay they shall compensate the Sellers for the losses thereby incurred. The Buyers shall inspect the Vessel without opening up and without cost to the Sellers. During the inspection, the Vessel's deck and engine log books shall be made available for examination by the Buyers. If the Vessel is accepted after such inspection, the sale shall become outright and definite, subject only to the terms and conditions of this Agreement, provided the Sellers receive written notice of acceptance from the Buyers within 72 hours after completion of such inspection. Should notice of acceptance of the Vessel's classification records and of the Vessel not be received by the Sellers as aforesaid, the deposit together with interest earned shall be released immediately to the Buyers, whereafter this Agreement shall be null and void~~.

* 4a) and 4b) are alternatives ; delete whichever is not applicable. In the absence of deletions, alternative 4a) to apply.

5. Notices, time and place of delivery

a) The Sellers shall keep the Buyers well informed of the Vessel's itinerary and shall provide the Buyers with 15 , 10 , 5 and 3 days notice of the estimated time of arrival at the intended place of drydocking/underwater inspection/delivery. When the Vessel is at the place of delivery and in every respect physically ready for delivery in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery.

b) The Vessel shall be delivered by the Sellers, free of detentions, free of strikes, free of stowaways and taken over by the Buyers safely afloat at a safe and accessible berth or ~~anchorage at/in~~ safe and boardable anchorage in one safe port at/in the United Kingdom or Continent ( Gibraltar - Hamburg range)

in the Sellers' option.

Expected time of delivery: September, 1st 2002 / September 30th, 2002

Date of cancelling (see Clauses 5 c), 6 b) (iii) and 14): September 30th, 2002

c) If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the cancelling date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and propose a new cancelling date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 within 7 running days of receipt of the notice or of accepting the new date as the new cancelling date. If the Buyers have not declared their option within 7 running days of receipt of the Sellers' notification or if the Buyers accept the new date, the date proposed in the Sellers' notification shall be deemed to be the new cancelling date and shall be substituted for the cancelling date stipulated in line 61.

If this Agreement is maintained with the new cancelling date all other terms and conditions hereof including those contained in Clauses 5 a) and 5 c) shall remain unaltered and in full force and effect. Cancellation or failure to cancel shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 for the Vessel not being ready by the original cancelling date.

d) Should the Vessel become an actual, constructive or compromised total loss before delivery the deposit together with interest earned shall be released immediately to the Buyers whereafter this Agreement shall be null and void.

6. Drydocking/Divers Inspection

~~a)** The Sellers shall place the Vessel in drydock at the port of delivery for inspection by the Classification Society of the Vessel's underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society's rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel's class, such defects shall be made good at the Sellers' expense to the satisfaction of the Classification Society without condition/recommendation*.~~

b)**(i) The Vessel is to be delivered without drydocking. However, the Buyers shall have the right at their expense to arrange for an underwater inspection in clear water, at the place of delivery, by a diver approved by the Classification Society prior to the delivery of the Vessel. The Sellers shall at their cost make the Vessel available for such inspection, which a surveyor of the Classification Society shall attend. The Buyers representatives have the right to be present during the underwater inspection.. The extent of the inspection and theconditions under which it is performed shall be to the satisfaction of the Classification Society. If the conditions at the ~~port~~ place of delivery are unsuitable for such inspection, in the opinion of the diver, theSellers shall make the Vessel available at a suitable alternative place near to the delivery ~~port~~ place.

(ii) If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel's class, then unless repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers shall arrange for the Vessel to be drydocked at their expense for inspection by the Classification Society of the Vessel's underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society's rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel's class, such defects shall be made good by the Sellers at their expense to the satisfaction of the Classification Society without condition/recommendation*. In such event the Sellers are to pay also for the cost of the underwater inspection and the Classification Society's attendance.

(iii) If the Vessel is to be drydocked pursuant to Clause 6 b) (ii) and no suitable dry- docking facilities are available at the ~~port~~ place of delivery, the Sellers shall take the Vessel to a ~~port~~ place where suitable drydocking facilities are available, whether within or outside the delivery range as per Clause 5 b). Once drydocking has taken place the Sellers shall deliver the Vessel at a ~~port~~ place within the delivery range as per Clause 5 b) which shall, for the purpose of this Clause, become the new ~~port~~ place of delivery. In such event the cancelling date provided for in Clause 5 b) shall be extended by the additional time required for the drydocking and extra steaming, but limited to a maximum of 14 running days.

c) If the Vessel is drydocked pursuant to Clause ~~6 a) or~~ 6 b) above

(i) the Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification surveyor. If such survey is not required by the Classification Society, the Buyers shall have the right to require the tailshaft to be drawn and surveyed by the Classification Society, the extent of the survey being in accordance with the Classification Society's rules for tailshaft survey and consistent with the current stage of the Vessel's survey cycle. The Buyers shall declare whether they require the tailshaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Society. The drawing and refitting of the tailshaft shall be arranged by the Sellers. Should any parts of the tailshaft system be condemned or found defective so as to affect the Vessel's class, those parts shall be renewed or made good at the Sellers' expense to the satisfaction of the Classification Society without condition/recommendation *.

(ii) the expenses relating to the survey of the tailshaft system shall be borne by the Buyers unless the Classification Society requires such survey to be carried out, in which case the Sellers shall pay these expenses. The Sellers shall also pay the expenses if the Buyers require the survey and parts of the system are condemned or found defective or broken so as to affect the Vessel's class*.

(iii) the expenses in connection with putting the Vessel in and taking her out of drydock, including the drydock dues and the Classification Society's fees shall be paid by the Sellers if the Classification Society issues any condition/recommendation* as a result of the survey or if it requires survey of the tailshaft system. In all other cases the Buyers shall pay the aforesaid expenses, dues and fees.

(iv) the Buyers' representative shall have the right to be present in the drydock, but without interfering with the work or decisions of the Classification surveyor.

(v) the Buyers shall have the right to have the underwater parts of the Vessel cleaned and painted, and to carry out other works on the vessel, at their risk and expense without interfering with the Sellers' or the Classification surveyor's work, if any, and without affecting the Vessel's timely delivery. If, however, the Buyers' work in drydock is still in progress when the Sellers have completed the work which the Sellers are required to do, the additional docking time needed to complete the Buyers' work shall be for the Buyers' risk and expense. In the event that the Buyers' work requires such additional time, the Sellers may upon completion of the Sellers' work tender Notice of Readiness for delivery whilst the Vessel is still in drydock, provided that the vessel is in all other respects ready for delivery, and the Buyers shall be obliged to take delivery in accordance with Clause 3, whether the Vessel is in drydock or not and irrespective of Clause 5 b).

* Notes, if any, in the surveyor's report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

** 6 a) and 6 b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 6 a) to apply.

7. Spares/bunkers, etc.

The Sellers shall deliver the Vessel to the Buyers with everything belonging to her (including broached/unbroached stores and provisions) on board and onShore. All spare parts and spare equipment including spare tail end shaft(s) and/or spare propeller(s)/propeller blade(s), if any, belonging to the Vessel at the time of inspection used or unused, whether on board or not shall become the Buyers' property, ~~but spares on order are to be excluded~~. Forwarding charges, if any, shall be for the Buyers' account. The Sellers are not required to replace spare parts including spare tail end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. The radio installation (including GMDSS) and navigational equipment shall be included in the saleWithout extra payment ~~if they are the property of the Sellers~~. Unused stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment.

The Sellers have the right to take ashore crockery, plates, cutlery, linen and other articles bearing the Sellers' flag or name, provided they replace same with similar unmarked items. Library, forms, etc., exclusively for use in the Sellers' vessel(s), shall be excluded without compensation. Captain's, Officers' and Crew's personal belongings including the slop chest are to be excluded from the sale, as well as the following additional items (including items on hire): videotel library and UNITOR bottles.

The Buyers shall take over the remaining ~~bunkers and~~ unused lubricating oils in storage tanks and sealed drums (which have not passed through the vessel's system) and pay the Sellers' net contract price as evidenced by invoices. The bunkers are Charterers' property. ~~current net market price (excluding barging expenses) at the port and dateof delivery of the Vessel.~~Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price.

8. Documentation

The place of closing (including exchange of documents) :London

Within 3 banking days from the date that a faxed copy of this agreement has been signed by or on behalf of both parties, the Buyers shall provide a list of the delivery documents required by them at the time of delivery of the vessel. The list shall be incorporated in this agreement by way of an addendum.

~~In exchange for payment of the Purchase Price the Sellers shall furnish the Buyers with delivery documents, namely:~~

~~a) Legal Bill of Sale in a form recordable in (the country in which the Buyers are to register the Vessel), warranting that the Vessel is free from all encumbrances, mortgages and maritime liens or any other debts or claims whatsoever, duly notarially attested and~~
~~legalized by the consul of such country or other competent authority.~~

~~b) Current Certificate of Ownership issued by the competent authorities of the flag state of the Vessel.~~

~~c) Confirmation of Class issued within 72 hours prior to delivery.~~

~~d) Current Certificate issued by the competent authorities stating that the Vessel is free from registered encumbrances.~~

~~e) Certificate of Deletion of the Vessel from the Vessel's registry or other official evidence of deletion appropriate to the Vessel's registry ai the time of delivery, or, in the event that the registry does not as a matter of practice issue such documentation immediately, a written undertaking by the Sellers to effect deletion from the Vessel's registry forthwith and furnish a Certificate or other official evidence of deletion to the Buyers promptly and latest within 4 (four) weeks after the Purchase Price has been paid and the Vessel has been delivered.~~

~~f) Any such additional documents as may reasonably be required by the competent authorities for the purpose of registering the Vessel, provided the Buyers notify the Sellers of any such documents as soon as possible after the date of this Agreement.~~

At the time of delivery the Buyers and Sellers shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.

At the time of delivery the Sellers shall hand to the Buyers the classification certificate(s) as well as all drawings, manuals and plans etc., (all of which shall be in English), including, but not limited to:
A. approved loading manual
B. approved trim and stability manual
C. ISM safety management certificate
D. tonnage certificate issued in accordance with the international convention on tonnage measurement of ships 1969
E. Equipment certificates for deck, electrical and machinery parts,
Which are on board the Vessel. Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers to have the right to take copies. Other technical and commercial documentation (including, but not limited to, oil company approvals and/or vetting reports) which ~~may be~~ is in the Sellers' possession shall be promptly forwarded to the Buyers at their expense, if they so request. The Sellers may keep the Vessel's log books but the Buyers to have the right to take copies of same.

9. Encumbrances

The Sellers warrant that the Vessel, at the time of delivery, is free from all ~~charters~~, detentions encumbrances, mortgages and maritime and/or statutory liens or any other debts whatsoever and is not black-listed by any Arab country to the best of the owners' knowledge.. The Sellers hereby undertake to indemnify the Buyers against all consequences of claims arising from facts or circumstances occurring prior to delivery ~~made against the Vessel which have been incurred prior to the time of delivery.~~

10. Taxes, etc.

Any taxes, fees and expenses in connection with the purchase and registration under the Buyers' flag shall be for the Buyers' account, whereas similar charges in connection with the closing of the Sellers' register shall be for the Sellers' account.

11. Condition on delivery

The Vessel with everything belonging to her shall be at the Sellers' risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken over as she was at the time of inspection, fair wear and tear excepted. However, the Vessel shall be delivered with her class maintained without condition/recommendation *, free of average damage affecting the Vessel's class, in full compliance with latest IMO/Marpol/SOLAS regulations and with her classification certificates and national certificates, as well as all other certificates the Vessel had at the time of inspection, including continuous survey cycles, fully up to date, valid and unextended for at least 3 months (the Sellers guaranteeing that to the best of their knowledge the vessel's next safety equipment and safety radio annual surveys after delivery will not require major renewals/repairs), without any outstandings whatsoever and/or without any condition/recommendation* by Class or the relevant authorities at the time of delivery.
"Inspection" in this Clause 11, shall mean the Buyers' inspection according to Clause 4 a) ~~or 4 b),~~ if applicable, or the Buyers' inspection prior to the signing of this Agreement. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.

* Notes, if any, in the surveyor's report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

12. Name/markings Buyers to repaint stacks but have the right to maintain vessel's name. ~~Upon delivery the Buyers undertake to change the name of the Vessel and alter funnel markings.~~

13. Buyers' default

Should the deposit not be paid in accordance with Clause 2, the Sellers have the right to cancel this Agreement, and they shall be entitled to claim compensation for their losses and for all expenses incurred together with interest.
Should the Purchase Price not be paid in accordance with Clause 3, the Sellers have the right to cancel the Agreement, in which case the deposit together with interest earned shall be released to the Sellers. If the deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred together with interest.

14. Sellers' default

Should the Sellers fail to give Notice of Readiness in accordance with Clause 5 a) or fail to be ready to validly complete a legal transfer by the date stipulated in line 61 the Buyers shall have the option of cancelling this Agreement provided always that the Sellers shall be granted a maximum of 3 banking days after Notice of Readiness has been given to make arrangements for the documentation set out in Clause 8. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again in every respect by the date stipulated in line 61 and new Notice of
Readiness given, the Buyers shall retain their option to cancel. In the event that the Buyers elect to cancel this Agreement the deposit together with interest earned shall be released to them immediately.
Should the Sellers fail to give Notice of Readiness by the date stipulated in line 61 or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven negligence and whether or not the Buyers cancel this Agreement.

15. Buyers' representatives

As soon as practicable after ~~After~~ this Agreement has been signed by both parties and the deposit has been lodged, the Buyer shave the right to place two representatives on board the Vessel at their sole risk and expense. ~~upon arrival at ............on or about...........~~
These representatives are on board for the purpose of familiarisation and in the capacity of observers only, and they shall not interfere in any respect with the operation of the Vessel. The Buyers' representatives shall sign the Sellers' letter of indemnity prior to their embarkation.

16. Arbitration

(a) This Contract shall be governed by and construed in accordance with English law and any dispute arising out of or in connection with this Contract shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Clause.

The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) Terms current at the time when the arbitration proceedings are commenced.The reference shall be to three arbitrators. A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment in writing to the other party requiring the other party to appoint its own arbitrator within 14 calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the 14 days specified. If the other party does not appoint its own arbitrator and give notice that it has done so within the 14 days specified, the party referring a dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be binding on both parties as if he had been appointed by agreement.

Nothing herein shall prevent the parties agreeing in writing to vary these provisions to provide for the appointment of a sole arbitrator. In cases where neither the claim nor any counterclaim exceeds the sum of US$50,000 (or such other sum as the parties may agree) the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.

~~a) * This Agreement shall be governed by and construed in accordance will English law and any dispute arising out of this Agreement shall be referred to arbitration in London in accordance with the Arbitration Acts 1950 and 1979 or any statutory modification or re enactment thereof for the time being in force, one arbitrator being appointed by each~~
~~party. On the receipt by one party of the nomination in writing of the other party's arbitrator, that party shall appoint their arbitrator within fourteen days, failing which the decision of the single arbitrator appointed shall apply. If two arbitrators properly appointed shall not agree they shall appoint an umpire whose decision shall be final.~~

~~b)* This Agreement shall be governed by and construed in accordance with Title 9 of the United States Code and the Law of the State of New York and should any dispute arise out of this Agreement, the matter in dispute shall be referred to three persons at New York, one to be appointed by each of the parties hereto, and the third by the two so chosen; their~~
~~decision or that of any two of them shall be final, and for purpose of enforcing any award, this Agreement may be made a rule of the Court. The proceedings shall be conducted in accordance with the rules of the Society of Maritime Arbitrators, Inc New York.~~

~~c)* Any dispute arising out of this Agreement shall be referred to arbitration at  ,subject to the procedures applicable there.~~
~~The laws of shall govern this Agreement.~~

~~* 16 a), 16 b) and 16 c) are alternatives; delete whichever is not applicable. In the absence of~~
~~deletions, alternative 16 a) to apply~~.

Clause 17
As the tailshaft needs to be replaced, the Sellers to allow one additional Buyers representative to attend the drydocking and drawing of the tailshaft without interference to the Sellers work nor to the Classification Society.

Clause 18
The vessel shall be delivered with a time charter of about one year or remaining balance if less to Navion (without options for further period(s)) at USD 121,000.00 per month less a total of 2 (two) per cent commissions with the Navion conditions at set out in the email dated 16th July 2002 as attached (see Appendix I). Buyers agree and accept the said conditions. Subject to the above, the sellers have obtained Navion's agreement to the transfer of said time charter to the buyers and shall provide to the buyers prior to delivery a signed addendum to the charter party dated 14th May 2002 assigning same to Buyers as of date of delivery.

THE SELLERS	THE BUYERS